Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

(in thousands, except ratio of earnings (loss) to fixed charges)

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
Fixed charges:
Interest expense	$486,567	$852,766	$1,557,654	$2,102,446	$1,508,854
Amortization of debt issue expense	993	1,878	6,440	9,492	8,438
Estimated interest portion within rental expense	7,574	8,316	8,968	8,912	8,241
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total fixed charges	$495,134	$862,960	$1,573,062	$2,120,850	$1,525,533

Earnings:
Income (loss) before income taxes and discontinued operations less equity in income (loss) of investments	$(2,402)	$(1,826,815)	$(1,297,381)	$(2,182,951)	$929,869
Fixed charges	495,134	862,960	1,573,062	2,120,850	1,525,533
Less:
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—

Earnings (loss)	$492,732	$(963,855)	$275,681	$(62,101)	$2,455,402

Ratio of earnings (loss) to fixed charges	1.00	(1.12)	0.18	(0.03)	1.61

Excess (deficiency) of earnings (loss) to fixed charges	$(2,402)	$(1,826,815)	$(1,297,381)	$(2,182,951)	$929,869

The ratio of earnings (loss) to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, discontinued operations and the cumulative effect of accounting changes less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense) and the preference securities dividend requirement of consolidated subsidiaries.